EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Immediate Report - Ministry of Communication's Notice - Intention to Impose Monetary Sanction

Immediate notification is hereby provided that at 7:00 p.m. on May 11, 2015, the Company received a notice from the Ministry of Communications of its intention to impose a monetary sanction in connection with the implementation of the broadband reform (the "Notice"), whereby, as detailed in the supervisory report attached to the Notice, the Ministry found that the Company was not in compliance with the directives provided in the service file and that such course of conduct amounted to a violation under Item (5) of Section D of the Addendum to the Communications Law (Telecommunications and Broadcasting), 5742-1982. Therefore, the Ministry intended to impose on the Company a monetary sanction of NIS 11,343,800, which is the maximum amount prescribed by the law.

According to the Notice, the Ministry believes that the Company's conduct since the launching of the reform amounted, at the very least,, to a violation of the provisions of the service file in the following matters:

1.	The Company conducted customer retention calls prior to completing the transition (to wholesale);

2.	The Company did not enable implementation of a verbal transition process during the interim period until the establishment of a mechanized interface;

3.
The Company did not comply with the timeframe prescribed for transferring an infrastructure subscriber from the Company to a service provider, and for transferring a subscriber between suppliers on the Company's infrastructure;

4.	The Company operated the service provider call center in a limited scope compared with the other centers, thereby discriminating between the different types of subscribers.

In the explanations provided in the Notice, it was stated, among other reasons, that the violation made it difficult to create competition in the market, assisted the Company in maintaining its monopolistic market share and the resulting high revenues, and that the Company's conduct could harm and even impede an important and significant reform in the Israeli communications market, which was designed to ensure the public's interest, consumers' welfare and competition in various markets, including in the Internet and telephony sectors, and in the future in the commercial broadcasting and other sectors.

The Company is studying the Notice. At the same time, based on an initial review of the Notice, the Company rejects the findings therein and intends to submit its response within the prescribed thirty-day period, inter alia, in light of the Company's complaints regarding the Ministry's unreasonable course of conduct and the updating of the service file in excess of authority, while disregarding the complexity of the non-mechanized processes and the time frame prescribed therefor.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.